UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated October 26, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
 No X
Enclosure: Press release  ANGLOGOLD ASHANTI LIMITED RESULTS OF GENERAL MEETING

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
26 October 2010
RESULTS OF GENERAL MEETING AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT
At the AngloGold Ashanti general meeting held on 26 October 2010, the special resolution relating to the specific authority and approval for the directors of AngloGold Ashanti to allot and issue up to
18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the
Company (AngloGold Ashanti ordinary shares) for purposes of the conversion of the
US$789,086,750 6.00% mandatory convertible subordinated bonds due 2013 (the “Mandatory
Convertible Bonds”) was approved by majority 99.31% of shareholders. The specific authority will enable AngloGold Ashanti to allot and issue up to 18,140,000 AngloGold Ashanti ordinary shares underlying the American Depositary Shares deliverable upon conversion of the three-year Mandatory
Convertible Bonds issued on 15 September 2010.
The special resolution will be registered with the Companies and Intellectual Property Registration
Office in due course.
Withdrawal of cautionary announcement
Shareholders are referred to the cautionary announcements dated 15, 16 and 23 September 2010 and are advised that as the outcome of the general meeting is now known, caution is no longer required to be exercised by shareholders when dealing in AngloGold Ashanti securities.
Background
AngloGold Ashanti concluded a dual-tranche issue of equity and a mandatory convertible bond last month to help facilitate elimination of the 3.2 million committed ounces remaining in its hedge book.
This followed a decision to conclude the process, started at the beginning of 2008, of restructuring and strengthening its balance sheet and financial profile. At that time, the company’s hedge exposure ran to almost 12Moz. The hedge position was officially declared closed on 7 October 2010, ending AngloGold Ashanti’s sale of gold at discounts to market prices.
The accelerated capital raising attracted significant demand from investors, resulting in the broad distribution of securities to more than 80 individual institutions in each issue.
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States
on April 19, 2010 and as amended on May 18, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: October 26, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary